May 2, 2006
Nili Shah, Branch Chief
United States Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Glassmaster Company Form 10-KSB for the fiscal year ended August 31, 2005 Filed November 29, 2005

Form 10-QSB for the period ended December 4, 2005 Schedule 14A filed January 17, 2006 File No. 0-2331
Dear Ms. Shah:
In response to the Staff’s comments dated April 4, 2006, we are providing the following supplemental information provided by the Company. The paragraph numbers correspond to the paragraph numbers contained in your April 4, 2006 comment letter:
Form 10-KSB for the year ended August 31, 2005
Management’s Discussion and Analysis, page 6
Review of Operations, page 6
1.	Contracts were completed due to a model change. We are currently searching for new contracts. A large portion of business has moved overseas.
Liquidity and Capital Resources, page 9
2.	The amounts that were available under the Company’s two lines of credit at December 4, 2005 were $2,500,000 and $1,150,000.
3.	There are no recent changes in the cash management policies. The increase in accounts payable is due to the rise in sales. To support increased sales, inventory has also increased.
4.	The convertible debt issued during the third quarter of 2005 can be converted into common stock of the Company at $1.50 per share after three years and at $2.00 per share after five years. There are no other circumstances or contingencies under which the debt can be converted. The stock price at August 31, 2005 was $1.50, so the conversion was not considered in the earnings per share calculations because it would be anti-diluted.

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Item 14. Controls and Procedures, page 11
5.	We confirm to you that our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c), have concluded that, as of such date, our disclosure controls and procedures were adequate to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities. Regarding future filings, we confirm to you that we will:
•	Specifically state that our conclusions are as of the end of the period covered by the report.

•	Revise our reference to the Exchange Act Rules to refer to Rule 13a-15(e) and Rule 15d-15(e).

•	Review our definition of disclosure controls and procedures to conform to the aforementioned Exchange Act Rules. That is, if true, state our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that our disclosure controls and procedures are also effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
6.	We confirm to you that there were no changes in our internal controls over financial reporting during the fourth fiscal quarter of 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We will review our disclosures in future filings to comply with Item 308(c).
Certifications, pages 12-14
7.	For future filings, we will conform our Section 302 certifications exactly to Item 601(b)(31) of Regulation S-B.

We will amend our Form 10-QSB to conform our section 302 certifications as described above.
Consolidated Statement of Cash Flows, page 20
8.	The amount presented as “payments for deferred charges” under investing activities reflects fees paid to a bank to renew a portion of the Company’s debt. For future filings beginning with the third quarter 2006, such fees will be presented as financing activities.
Note 1 — Summary of Significant Accounting Policies, page 21
Property, plant and equipment, page 22
9.	Property, plant and equipment are reviewed in accordance with SFAS 144. The Form 10-KSB was not updated to reflect this.

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Start-up costs, page 22
10.	Capitalized start up costs associated with the Marine segment were approximately $699,000 and consist primarily of forms, molds, and inventory acquired in the asset purchase of Penn Craft, LLC.

The forms and molds have been capitalized based on the future benefit they will provide in producing inventory.

The inventory acquired includes raw materials, work in process, and finished goods on hand as of the purchase date.
Note 2 — Concentration of Credit risk, page 25
11.	The contract ended due to a discontinued consumer item. This is the reason there was no revenue attributed to this one customer for the year ended August 31, 2005.
Note 7 — Related Party Transactions, page 27
12.	In the future filings, we will comply with SFAS 57 paragraph 2.
Note 8 — Income Taxes, page 27
13.	Our income tax rate reconciliation as of August 31, 2005 is as follows:

Expected Tax Expense at Stationary Rate	$35,051
Non Deductible Meals Entertainment	4,885
Tax benefit of using graduated rates	(11,750)
Other, including prior year provisions to return reconciling items	4,884
Decrease in valuation allowance	(30,793)

Actual expense	$2,277

14.	The Company has incurred operating losses in the past years in its South Carolina operations, but has had profits in its Controls division located in Michigan. For federal tax purposes, these two companies are consolidated and the net profit or loss is reported to the Internal Revenue Service. The consolidated net operating loss carry forward for federal purposes is $4,084,691. For state tax reporting purposes, each company reports its income or loss separately. The Controls company has had profits in the past and does not have any net operating losses to carry forward. The SC company has incurred and accumulated $5,385,248 in South Carolina net operating losses to be carried forward to future years. As noted in the financial statement footnotes, the Company would generate a gain on the sale of certain real estate holdings it owns which is anticipated to generate a taxable gain of $6,052,313 in total. This amount would be more than sufficient to utilize the Company’s entire federal NOL carry forward. However, for state purposes, the gain generated in South Carolina from the South Carolina Company would generate an anticipated gain of only $4,888,880. This gain would be lower than the SC NOL by $496,368 or $24,818 tax-effected at the South Carolina corporate tax rate of 5%. This deficiency

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in the gain when compared to the NOL would require a valuation allowance be placed against that portion of the NOL which would not be utilized. When compared to the same valuation allowance for the fiscal year ended August 31, 2004 of $55,611 the result is a decrease in the valuation allowance of $30,793.

The character of gain on the sale of real estate by a corporation (herein referred to as a corporation taxed under Subchapter C of the Internal Revenue Code, or “C corporation”) is comprised of both ordinary income and capital gain components. Corporations are not eligible for any reduced tax rate on capital gains, like individual taxpayers, and both ordinary income and capital gain income can be offset by net operating losses carry forward. Capital losses generated by corporations, however, are not eligible to reduce ordinary income, but instead, must only be used against capital gain income.

15.	Please see Schedules A and B for the amounts and expiration dates of the Company’s NOL’s segregated by year and jurisdiction.
Note 13 — Business Segments, page 30
16.	Business segments described in paragraph 1 of fiscal year 2005 10-KSB. All information our chief financial officer receives is disclosed in that 10-KSB as well as the quantitative analysis. We conform to SFAS 131 paragraphs 15 and 17.
Note 15 — Purchase of Business Assets, page 32
17.	Our income significance test related to the acquisition of Penn Craft, LLC is as follows:

Consolidated income of Glassmaster - 8/31/05			(A	)	$100,815
Average for last five fiscal years:
		For
	Actual	computation
2005	$100,815	$100,815
2004	(9,123)	—
2003	(321,923)	—
2002	(543,332)	—
2001	(1,271,671)	—

		$20,163	(B	)	20,163

90% of (B)			(C	)	18,147
If (A) is greater than (C), use (A)			(D	)	100,815
Pencraft, LLC income per 12/31/04 tax return			(E	)	8,366
Inter-company profits			(F	)	—
(E) minus (F)			(G	)	8,366
% ownership by the parent and consolidates subs.			(H	)	100%
(G) times (H)			(I	)	8,366
20% of (A)			(J	)	20,163
            Conclusion: (I) is less than (J); therefore, acquiree financial statements are not required.

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Schedule 14A filed January 17, 2006
18.	Our financial expert is Dr. James Kane. Dean Emeritus of the Darla Moore School of Business at the University of South Carolina. He is independent from Glassmaster Company.
Form 10-QSB for the period ended December 4, 2005
Management’s Discussion and Analysis, page 9
Results of Operations, page 9
19.	Higher energy and material costs have both led to decreased margins.

20.	There are no changes in other income and other expense on a gross basis. They consist of corporate expenses, consulting fees, and tool income/expense.
The Glassmaster Company acknowledges:
➢	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

➢	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact us if you have any questions.
Sincerely
/s/ Richard E. Trewhella
Richard E. Trewhella
CFO & Treasurer
Glassmaster Company